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EDWARD H.P. LAM ¿*

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RORY MCALPINE ¿

CLIVE W. ROUGH ¿

JONATHAN B. STONE *

ALEC P. TRACY *

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REGISTERED FOREIGN LAWYERS

Z. JULIE GAO (CALIFORNIA)

BRADLEY A. KLEIN (ILLINOIS)

GREGORY G.H. MIAO (NEW YORK)

ALAN G. SCHIFFMAN (NEW YORK)

42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG _____ TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com December 7, 2015

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Dietrich King, Assistant Director

David Lin, Staff Attorney

Amit Pande, Accounting Branch Chief

Benjamin Phippen, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Yirendai Ltd.

Registration Statement on Form F-1

Amendment No. 2 to Registration Statement on Form F-1

Filed November 16, 2015 and November 23, 2015

File No. 333-208056

Dear Mr. King, Mr. Lin, Mr. Pande and Mr. Phippen:

On behalf of our client, Yirendai Ltd., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated December 2, 2015. Concurrently with the submission of this letter, the Company is publicly filing amendment no. 2 to its registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR.

To facilitate your review, we have separately delivered to you today five courtesy copies of the Registration Statement, marked to show changes to the Registration Statement filed with the Commission on November 23, 2015, and five copies of the filed exhibits.

Securities and Exchange Commission

December 7, 2015

The Company respectfully advises the Staff that it plans to file another amendment to the Registration Statement to include the estimated offering size and price range for the offering on December 8, 2015 and commence the marketing process immediately thereafter if the Staff has no objection to this plan, and would greatly appreciate the Staff’s continuing support and assistance.

With respect to the Staff’s questions and comments relating to the trust that the Company established a business relationship with recently, the Company respectfully advises the Staff that this relationship is new and evolving, and the Company does not expect this relationship to materially affect the Company’s business and financial condition in the foreseeable future. The Company currently is not in a position to provide a definitive accounting analysis and conclusion of the trust arrangement due to its new and evolving nature, although the Company is certain that it does not have any impact on the Company’s historical financials for the periods presented in the Registration Statement. In response to the Staff’s comments, the Company has made its best efforts to answer factual questions raised by the Staff, as indicated in the responses below. However, the Company would appreciate the Staff’s understanding that the Company is not able to provide a definitive accounting analysis and conclusion at this time, and the Company will do so in the future when it needs to report financial results for the fourth quarter of 2015.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Amendment No. 1 to Registration Statement on Form F-1

Our Business, page 1

1.	You state here and throughout the document that you target prime borrowers, comprising credit card holders with salary income. Since the term “prime borrower” may have different meanings by country and types of lending, please revise to clearly disclose how you define prime borrowers (e.g. does a brand new credit card holder with salary income meet your definition or a person who is significantly past due on their credit card payments, but with salary income).

In response to the Staff’s comment, the Company has revised its disclosure on pages 1, 82, 117 and 124 of the Registration Statement to clarify that the Company’s targeted prime borrowers comprise credit card holders with stable credit performance and salary income. The Company respectfully advises the Staff that in determining whether a prospective borrower has stable credit performance and salary income, the Company reviews such borrower’s credit card statement for the last six months and/or credit report from the PBOC for the last five years, as well as the borrower’s salary for the last six months. If a person is three months or more past due on his or her credit card payments or loan payments, such person would not fall within the scope of the Company’s targeted prime borrowers. On the other hand, if the credit profile of a brand new credit card holder indicates that the person has stable credit performance and salary income, he or she will be considered as the Company’s targeted prime borrower.

Securities and Exchange Commission

December 7, 2015

However, a prospective borrower on the Company’s platform must first meet the definition of a prime borrower and then meet additional minimum borrower qualification standards for each of the four segments under the Company’s pricing grid, which standards have been disclosed in detail on page 134 of the Registration Statement.

Summary Consolidated Financial and Operating Data, page 11

2.	We note your disclosure on pages 12, 80 and 89 of “transaction fees from borrowers”, “service fees from investors” and the subtotal of these fees and others as “fees earned”. However, the amounts disclosed are significantly higher than the amounts reported in your Consolidated Statements of Operations for the nine-months ended September 30, 2015. We further note your revenue recognition policy beginning on page F-37. Please revise the terms “transaction fees from borrowers”, “service fees from investors” and “fees earned” throughout the document and provide detailed disclosure to make it clear to a reader that these amounts are not equivalent to revenues or any other financial metric that is presented in your financial statements.

The Company respectfully advises the Staff that the Company believes the terms “transaction fees from borrowers,” “service fees from investors” and “fees earned” reflect the actual status of fees collected by the Company and are straightforward, intuitive and useful to investors to provide investors with the relevant information as to how the Company charges and collects its fees from borrowers and investors on its platform. In order to avoid any confusion, the Company has added a footnote on each of pages 12 and 80 of the Registration Statement to clarify that “transaction fees from borrowers,” “service fees from investors” and “fees earned” are not equivalent to revenues or any other financial metric that is presented in the Company’s financial statements.

Securities and Exchange Commission

December 7, 2015

Risk Factors – Risks Related to Our Business, page 14

3.	We note your disclosure on page 15 that the People’s Bank of China together with nine other PRC regulatory agencies jointly issued the Guidelines on Promoting the Healthy Development of Internet Finance. You state that the Guidelines established the primary regulator and prohibited online-peer-to-peer lending service providers from illegal fund-raising and providing credit enhancement services. However, other statements appear to suggest that additional laws and regulations may be expected. For example, you state that the Guidelines mentioned above only set out the basic principles and new rules and regulations will be adopted in the future. Please revise your disclosures here and beginning on page 143 to address the following:

•	Clarify what the current laws, regulations and governmental policies related to your industry are and describe how you are in compliance. If you determine that you are currently not in compliance with current laws, regulations and governmental policies, tell us how you considered the disclosure requirements of ASC 450.

The Company respectfully advises the Staff that currently the PRC government has not promulgated any specific rules, laws or regulations to specially regulate the peer-to-peer lending service industry. The Guidelines on Promoting the Healthy Development of Internet Finance jointly issued by the People’s Bank of China together with nine other PRC regulatory agencies in July 2015 (the “Guidelines”), introduced formally for the first time the regulatory framework and basic principles for administering the peer-to-peer lending service industry in China. The Guidelines was not accompanied by any implementing rules, but rather, the Guidelines urge the relevant regulatory agencies to adopt implementing rules at the appropriate time. However, there are certain other rules, laws and regulations relevant or applicable to the peer-to-peer lending service industry, including the PRC Contract Law, the General Principles of the Civil Law of the PRC, and related judicial interpretations promulgated by the Supreme People’s Court. The Company has disclosed brief summary of the Guidelines and such other relevant and applicable PRC rules and regulations in the section “Regulation—Regulations Relating to Online Peer-to-Peer Lending” beginning on page 143 of the Registration Statement.

Securities and Exchange Commission

December 7, 2015

To be compliant with existing rules, laws, regulations and governmental policies relating to the peer-to-peer lending service industry, the Company has implemented various policies and procedures, including without limitation the following:

(i) the Company acts only as an information intermediary, and does not use its own capital to invest in loans facilitated through its online marketplace;

(ii) the Company does not commit to provide guarantees to investors under any agreement for the full return of loan principal and interest;

(iii) the Company does not hold investors’ funds and funds loaned through the Company’s platform are deposited into and settled by a third-party custody account managed by a qualified bank, China Guangfa Bank;

(iv) the Company has obtained the ICP license as an internet information provider from the relevant local counterpart of the MIIT in accordance with applicable laws;

(v) the Company fully discloses all relevant information to investors and borrowers, such as disclosures to borrowers regarding interest rates, payment schedule, transaction fees, and other charges and penalties; and

(vi) the Company has been making strong effort to maintain the security of its platform and the confidentiality of the information provided and utilized across its platform.

In light of the above, the Company believes that it is in compliance with current rules, laws, regulations and governmental policies. In response to the Staff’s comment, the Company has revised the disclosure on pages 15 through 17 of the Registration Statement to further clarify the current rules, laws, regulations and governmental policies related to the peer-to-peer lending service industry and how the Company is in compliance.

The Company acknowledges that due to the lack of detailed implementation rules as to the peer-to-peer lending service industry in China, and the fact that the PRC government has broad discretion to interpret existing rules and regulations, the Company cannot be certain that its existing practices would not be deemed to violate any existing rules, if amended subsequently, or future rules. The Company is unable to estimate the reasonably possible loss or a range of reasonably possible loss as a result of this uncertainty.

Securities and Exchange Commission

December 7, 2015

For the above reasons, the Company does not believe that it is necessary to make the disclosure as required under ASC 450 for any loss contingencies.

•	Clarify what are the proposed or expected changes in the laws, regulations and governmental policies for your industry and the impact those changes may have on your business.

The Guidelines only set out the basic principles for promoting and administering the online peer-to-peer lending service industry, and new detailed rules and regulations are expected to be adopted by the relevant regulatory agencies, such as the People’s Bank of China, the Ministry of Industry and Information Technology and the China Banking Regulatory Commission, to implement and enforce the principles set out in the Guidelines. As the implementing rules of the Guidelines have not been adopted and published, the Company is uncertain how the principles in the Guidelines will be interpreted and implemented and to which degree the Company’s business practice will be affected by such new rules, laws, regulations and governmental policies.

Securities and Exchange Commission

December 7, 2015

4.	You also disclose on page 17 that the PRC regulatory bodies may view the risk reserve fund as a form of guarantee under the Provisions on Several Issues Concerning Laws Applicable to Trials of Private Lending Cases issued by the Supreme People’s Court on August 6, 2015, or the Private Lending Judicial Interpretations, which came into effect on September 1, 2015. And if they did, you may be required to assume the obligations as to the defaulted loan as a guarantor. Please address the following:

•	Tell us why you believe that your risk reserve fund is not considered a “credit enhancement service” or a guarantee of repayment of the loans under the Private Lending Judicial Interpretations when your current policy is to fund the risk reserve account to allow investors to recover their full principal and accrued interest when a loan defaults.

According to the Guidelines, online peer-to-peer lending service providers are prohibited from providing “credit enhancement services.” In light of the requirements outlined by a CBRC officer during the public forum held on the September 27, 2014, the Company believes that “credit enhancement services” is generally perceived in the online peer-to-peer lending service industry to mean providing guarantees to investors in relation to the return of loan principal and interest, which is similar to a guarantee of repayment of the loans under the Private Lending Judicial Interpretations but differs from the Company’s risk reserve fund arrangement in the following aspects:

(i) the purpose of the risk reserve fund is to limit investor losses due to borrower defaults rather than to have any contractual obligation to provide investors with guarantees in relation to the full return of loan principal and interest, and the investors can recover the principal and accrued interest for the defaulted loans only to the extent that the risk reserve fund has not been exhausted as stipulated in the risk reserve fund agreements with investors. Despite the fact that after considering current market dynamics and industry practice, the Company currently implements a risk reserve funding policy that allows investors to recover their full principal and accrued interest, the risk reserve fund is only used to cover the investor losses up to the amount the Company choses to set aside in the risk reserve fund. Furthermore, according to the Company’s agreements with investors, the Company reserves the right of final explanation on the policy or the terms on which it raises or utilizes the risk reserve fund and the Company has the right to adjust the amount that the Company sets aside in the risk reserve fund from time to time according to its risk reserve funding policy, so that investors may recover less than 100% of the outstanding principal and accrued interest of the defaulted loan due to such limits and terms; and

(ii) the Company has also, starting at the end of November 2015, placed a two-year limit on the period during which an investor has the right to receive distribution from the risk reserve fund. If an investor has not recovered the full default amount by the time that is two years and 90 days from the original due date, the investor will no longer have the right to receive pro rata repayment from the Company’s risk reserve fund, which will result in the investor’s losses of his or her invested principal and/or accrued interest.

As stated above, the scope of recovery that investors can obtain under the risk reserve fund arrangement is limited and subject to other restrictions pursuant to the Company’s risk reserve funding policy, which may be adjusted by the Company at its sole discretion.

Securities and Exchange Commission

December 7, 2015

•	Revise your disclosure to reference your summary of the Private Lending Judicial Interpretations beginning on page 143.

In response to the Staff’s comment, the Company has revised the disclosure on page 17 of the Registration Statement to insert a cross reference to the Private Lending Judicial Interpretations summarized beginning on page 143 of the Registration Statement.

•	Explain how the conclusion that your platform provides a guarantee under the Private Lending Judicial Interpretations would impact your accounting policies, including those policies relevant to the risk reserve fund and the accounting for the loans issued through your platform.

The Company respectfully advises the Staff that as elaborated under the first bullet point of the Staff’s comment no. 4, the Company believes that its risk reserve fund services differ from a guarantee or the “credit enhancement services” under the Guidelines. The Company further advises the Staff that the accounting policies, in particular the policies relating to the risk reserve fund, were adopted by the Company based on its contractual obligations under the agreements with investors. In the event that the relevant PRC authorities view the Company’s risk reserve fund services as a guarantee under the Private Lending Judicial Interpretations, as long as the contractual obligations of the Company remain unchanged, the Company does not expect any impact on its current accounting policies.

5.	We note your disclosure on page 16 that in October 2015, you established a business relationship with a trust under which the trust invested in loans through your platform using funds the trust received from its investors. In order to better understand this new business relationship and the related accounting, please provide us with the following information:

•	The salient features of the trust, the terms and conditions related to establishment and administration of the trust, along with an enhanced description of the Company’s relationship with the trust;

The Company respectfully advises the Staff that the trust is administered by China Foreign Economy and Trade Trust Co., Ltd., an independent third-party state-owned trust company which acts as the trustee, for the purposes of providing returns to its beneficiary through extending loans up to an aggregate principal amount of RMB250 million to borrowers recommended by the Company.

Securities and Exchange Commission

December 7, 2015

The trust’s settlor and sole beneficiary is a fund managed by Zhe Hao Shanghai Asset Management Company (“Zhe Hao”), an affiliate of CreditEase. The fund’s investors are PRC individuals who are not affiliated with the Company.

The trust has a term of five years, but since the fund is the settlor and the sole beneficiary of the trust, pursuant to the Trust Law of the People’s Republic of China, the fund is entitled to dissolve the trust at any time at its sole discretion.

In relation to its business relationship with the trust, Heng Cheng, the Company’s consolidated variable interest entity in China, has entered into a service and management agreement and a security fund agreement with the trust, under which Heng Cheng has agreed, among other things, to (i) recommend qualified borrowers to the trust; (ii) provide post-origination services associated with loans invested by the trust; and (iii) transfer cash to the trust in an amount equal to 6% of the entire assets put into the trust by the trust’s settlor, which are to be used solely to invest in loans on the Company’s platform, as a security fund to protect the trust from potential losses from default of loans. The Company respectfully refers the Staff to the Company’s responses to the third bullet point of this comment no. 5 for more details of the security fund arrangement with the trust. For the Staff’s reference, the Company has included below a chart showing relationships between parties involved in this trust-related arrangement:

Securities and Exchange Commission

December 7, 2015

•	Whether any of your related parties are also involved in this trust (e.g. as investors, creator, etc.);

The Company respectfully advises the Staff that as mentioned above, the trust’s beneficiary is a fund funded by individuals who are not affiliated with the Company. Zhe Hao, an affiliate of CreditEase, acts as the manager of the fund. Except for the Zhe Hao, none of the Company’s related parties is involved in the trust.

•	A summary of how the terms of the tri-party loan agreement, investor or other applicable agreement(s) involving the aforementioned trust differ from your standard agreements, if applicable;

The Company respectfully advises the Staff that the Company’s business relationship with the trust is a new business model launched by the Company as part of its strategy to expand its investor base from individual investors to institutional investors. Instead of the standard agreements the Company enters into with investors and borrowers on its platform, including the lending consultation and services agreement, the risk reserve fund service agreement and the tri-party loan agreement, the Company’s business relationship with the trust primarily involves four agreements: (i) the service and management agreement by and between Heng Cheng and the trust, (ii) the security fund agreement by and between Heng Cheng and the trust, (iii) the lending and service agreements by and between Heng Cheng and borrowers, and (iv) the loan agreements by and between the trust and borrowers. The trust-related arrangements primarily differ from the Company’s standard arrangements in the following aspects:

•	unlike the Company’s standard practice whereby the Company charges investors a monthly management fee, the Company does not charge the trust any fee;

•	similar to the Company’s standard practice, the Company charges borrowers transaction fees for its loan facilitation, SMS and account management services under the arrangement with the trust. However, as a pilot program to attract new borrowers, the Company offers to refund the borrowers, who borrow loans from the trust, a portion of the transaction fees paid in the case of prepayment upon the borrowers fulfilling certain requirements, such as paying prepayment penalty to the trust. Such refund arrangement is not available to other borrowers on the Company’s platform; and

•	under the arrangement with the trust, Heng Cheng did not set aside cash in its risk reserve fund for the loans invested by the trust on the Company’s platform, but instead transferred to the trust an amount equal to 6% of the entire assets put into the trust by the trust’s settlor, which were fully used to invest in loans on the Company’s platform, as a security fund to protect the trust from potential losses from loan default. Regardless of the default rate of the loans invested by the trust, the Company will not transfer any additional cash into the trust’s security fund other than the foregoing amount. The cash in the trust’s security fund is not considered part of the trust’s assets and thus are not subject to distributions made to the trust’s beneficiary. However, when a default occurs, the trust may use cash from the security fund to cover the defaulted amount and the payout from the security fund will become part of the trust’s assets. When the trust is dissolved, if the amount of payouts remains below 20% of the cash set aside in the security fund, the remainder of the security fund will be returned to Heng Cheng. Otherwise, the remainder of the security fund will become part of the trust’s assets and subject to distributions made to the trust’s beneficiary.

Securities and Exchange Commission

December 7, 2015

•	Who selected the loans that the trust funded with its investors funds;

The Company respectfully advises the Staff that under the trust arrangement between the settlor and the trustee, the settlor has the right to select investment products and set the relevant criteria. As the settlor of the trust is a fund managed by Zhe Hao, Zhe Hao in the current case is the party having the power to select loans for the trust. Under the Company’s business relationship with the trust, based on the criteria set forth by Zhe Hao, Heng Cheng may recommend borrowers who apply for the Company’s standard loan products for the trustee to consider as long as such borrowers are not on the blacklist provided by the trustee. Upon the trustee’s final approval, the trustee will enter into loan agreements with the approved borrowers on behalf of the trust.

•	A description of how the cash flows between you, the trust, and the trust’s investors; and

The Company respectfully advises the Staff that under the arrangement with the trust, as Heng Cheng does not charge the trust any service fee, the only cash flow between Heng Cheng and the trust is the cash that Heng Cheng transferred to the trust as a security fund pursuant to the security fund agreement. The Company does not and will not have any cash flow with the trust’s beneficiary.

Securities and Exchange Commission

December 7, 2015

The cash flows between the trust and its settlor/beneficiary represent the cash put into the trust by its settlor/beneficiary at the inception of the trust and the distributions to be made by the trust to its beneficiary according to their agreement.

The Company further advises the Staff that under this arrangement with the trust, Heng Cheng charges and will receive transaction fees from borrowers for its loan facilitation, SMS and account management services. Upon the approval of a loan by the trustee, the trust will release the loan to the borrower. During the term of the loan, the trust will receive loan principal and interests as well as penalty fees for late payment or prepayment, if any, from the borrower.

•	Whether you consolidate the trust and if no, provide us with your consolidation analysis supporting this conclusion.

As explained in the fourth paragraph of this letter, the Company is not able to provide a definitive accounting analysis and conclusion at this time, and the Company will do so in the future when it needs to report financial results for the fourth quarter of 2015.

6.	Your disclosure on page 16 also states that you transferred cash to the trust “in an amount equal to a certain percentage of the trust’s assets for the trust to protect its investors from potential losses from defaults of loans in which the trust has invested” and that, under limited circumstances, the remainder of this fund may be returned to you. Please tell us the terms of the cash transferred to the trust including the following:

•	The amount transferred as a percentage of the trust’s assets and how this amount was determined;

The Company respectfully advises the Staff that as mentioned in the Company’s response to the Staff’s comment no. 5, pursuant to the security fund agreement between Heng Cheng and the trust, Heng Cheng should transfer cash to the trust in an amount equal to 6% of the entire assets put into the trust by the trust’s settlor, which are to be used solely to invest in loans on the Company’s platform, as the security fund to protect the trust from potential losses from loan default within five days after 95% of the trust’s assets are invested in loans recommended by Heng Cheng. The amount to be transferred by Heng Cheng into the trust’s security fund is determined by taking reference to the risk reserve fund services that the Company offers to other investors on the Company’s platform.

Securities and Exchange Commission

December 7, 2015

•	Whether the trust is covered under your general risk reserve fund;

The Company respectfully advises the Staff that the loans that the trust invested in on the Company platform are not covered under the risk reserve fund services that the Company offers to other investors on the Company’s platform.

•	Whether this cash represents a separate risk reserve fund that covers only the specified trust;

The Company respectfully advises the Staff that the cash that the Company transferred to the trust as the trust’s security fund is separate from the cash that the Company set aside in its risk reserve fund and can only be used to cover the potential losses from default of the loans in which the trust has invested.

•	Whether the cash contribution to the trust results in the Company having a beneficial interest in the trust; and

As explained in the fourth paragraph of this letter, the Company is not able to provide a definitive accounting analysis and conclusion at this time, and the Company will do so in the future when it needs to report financial results for the fourth quarter of 2015.

•	The specific terms of the agreement that would result in remainder of the funds being returned to you, including whether this represents a residual interest in the trust.

As explained in the fourth paragraph of this letter, the Company is not able to provide a definitive accounting analysis and conclusion at this time, and the Company will do so in the future when it needs to report financial results for the fourth quarter of 2015.

Securities and Exchange Commission

December 7, 2015

7.	We note your disclose on pages 22 and 105 that you expect a decrease in your net income margin due to the increase of deferred revenue as a result of your fourth quarter revisions to the risk reserve fund policy. Please tell us the impact this policy change would have had on revenue, deferred revenue and risk reserve fund balance for the nine-months ended September 30, 2015 if implemented on January 1, 2015.

The Company respectfully advises the Staff that if the Company had implemented on January 1, 2015 the revisions to the risk reserve funding policy which was made in the fourth quarter of 2015, it would have had the following impact on the Company’s net revenues, deferred revenue and the risk reserve balance for the nine months ended September 30, 2015:

	For the Nine Months Ended September 30, 2015
	(in US$ thousands, except for percentage)
	As Disclosed in Financial Statements	If Policy Change Implemented from January 1, 2015	Change	Change %
Restricted cash	49,355	59,671	10,316	21%
Liabilities from risk reserve fund guarantee	59,196	69,037	9,841	17%
Total net revenues	137,975	128,981	-8,994	-7%

Management’s Discussion and Analysis of Financial Condition and Results of Operations Ability to Acquire Borrowers and Investors Effectively, page 83

8.	You disclose on page 84 that revenues are currently recognized at the time when the transaction fees are collected, so the combination of loans facilitated by channel during a specific period may have an impact on your revenues and results of operations. We also note your revenue recognition policy disclosure beginning on page 96. Please explain how the channel in which the borrower was acquired impacts your revenue recognition, specifically the best estimate of selling price of loan facilitation services in your revenue allocation.

The Company respectfully advises the Staff that borrower acquisition channels would impact the timing of revenue recognition because the Company implements different transaction fee collection schedules for borrowers acquired from different channels. For the borrowers acquired from offline channels, the Company collects the entire amount of the transaction fee upfront upon the completion of its loan facilitation services, following CreditEase’s historical practice. For borrowers acquired from online channels, to improve the Company’s user experience, the Company collects a portion of the transaction fee upfront and the rest on a monthly basis over the term of the loan.

Securities and Exchange Commission

December 7, 2015

As disclosed on page 107 of the Registration Statement, for the transaction fees collected upfront, the Company recognizes loan facilitation service revenue upon completion of the loan facilitation services, while for the transaction fees collected on a monthly basis over the term of a loan, the Company recognizes revenue when the fees are collected. As a result, the amount of revenues recognized in a specific period would be impacted by the amount of loans sourced in that period from each channel.

The Company further advises the Staff that different channels would impact the best estimated selling price of the loan facilitation services but such impact is mainly due to the different collection schedules applicable to loans sourced from different channels. The amount of fees collected in full upfront is lower than the amount of fees collected partly upfront because of the time value of money. As such, for each pricing grade, the overall fee for the lifetime of a loan charged to a borrower acquired from online channels is generally higher than that charged to a borrower acquired from offline channels. This in turn affects the allocation of revenues between the loan facilitation services and post-origination services. Since post-origination service revenue is similar for loans sourced from different channels, the loan facilitation revenue for loans sourced from online channels is generally higher than that for loans sources from offline channels. Further, in valuing its loan facilitation services, the Company conducts a two-pronged analysis, considering both the costs associated with such services and market constraints, and concludes that the two factors do not differ materially by channels. For loans falling within the same pricing grade, the origination costs are similar, whether such loans are sourced from online or offline channels. For borrowers within the same segment, similar market constraints would apply because such borrowers are of similar credit profile regardless from which channel they are acquired.

Loan Performance Data, page 86

9.	We note your tabular disclosure of all loans delinquent past 15 days and up to 89 days. Please tell us whether you track loans more than 89 days past due and the time it takes you to recover the amounts paid to the investor from the risk reserve fund.

The Company respectfully advises the Staff that the Company does track loans delinquent for more than 89 days. Any loan that is delinquent for more than 89 days will be counted towards the M3+ Net Charge off Rates, which are illustrated in the charts on pages 86 through 88 of the Registration Statement. The Company also tracks the time it takes to recover the payouts made from the risk reserve fund. As the Company’s collection efforts continue throughout and beyond the term of loans and the Company’s historical recovery data is limited due to the relatively small number of defaults during the Company’s limited operating history, the Company currently estimates based on the historical recovery data of the loans originated by CreditEase that are similar to loans facilitated on the Company’s platform that the average recovery time for the default loans is about ten months. This estimate of recovery time is calculated based on the amount weighted average of the recovery time of defaults from certain vintages, which the Company considers to have sufficient collection performance history (currently defined as two and half years after the loan has defaulted). For the same reason, the Company currently does not view the recovery time as a key parameter of its operations.

Securities and Exchange Commission

December 7, 2015

10.	We note the loan performance data beginning on page 86, and in particular, the presentation of M3+ net charge off rates on page 88. In reviewing this data and comparing it to similar data presented on pages 86 to 88 of your F-1 filed November 16, 2015, we note that the total net charge-off rate appears to be trending upward. More specifically, the total net charge-off rate as of September 30, 2015 for loans generated during the periods ending December 31, 2013, December 31, 2014 and September 30, 2015 was 9.1%, 3.8% and 1.0% compared to the data as of June 30, 2015 for these same vintages which was 8.5%, 2.7% and 0.3%. Please expand your disclosures to discuss the key factors driving this increase in charge-off rates, how these trends impacts your earnings, your expectations as to whether you believe these trends will continue and why.

The rates quoted in the Staff’s comment are the M3+ Net Charge-Off Rates for certain origination vintages as oppose to the net charge off within a specific period. The Company respectfully advises the Staff that as a general trend, the M3+ Net Charge-Off Rates would increase over the duration of loans. For example, 8.5% was the M3+ Net Charge-Off Rate for vintage 2013 (i.e. loans originated in the year 2013) as of June 30, 2015. In the third quarter of 2015, as new loans from vintage 2013 entered into charge-off status, the numerator of the M3+ Net Charge-Off Rate became greater while the denominator remained the same, resulting in an increase of the M3+ Net Charge-Off Rate for vintage 2013 to 9.1% as of September 30, 2015. The difference between 8.5% as of June 30, 2015 and 9.1% as of September 30, 2015 indicates that an additional 0.6% of loans from vintage 2013 entered into charge-off status in the third quarter of 2015. The Company’s historical charge-off rates, as illustrated in the charts on pages 86 through 87 of the Registration Statement, indicate that each origination vintage would generally have certain loans becoming charged-off in a quarter because the overall charge-off curves follow an upward trend, but on the other hand the number of loans from a particular vintage entering into charge-off status generally slows down over the lifetime of the loans from such vintage because the charge-off curves convex upward.

Securities and Exchange Commission

December 7, 2015

Upon completion of loan facilitation, the Company first allocates the fees received with amount equal to the fair value of the stand-ready liability from the risk reserve fund guarantee and defers the associated revenue. On initial recognition of stand-ready liability, different expected payouts from risk reserve fund would impact the fair value of the stand-ready liability and result in a change of the amount of deferred revenue associated with risk reserve fund service. Subsequently, the Company would monitor the balance of the risk reserve fund on a monthly basis, and adjust on a quarterly basis by putting an appropriate additional amount of cash from other sources into the risk reserve fund as needed to ensure, based on the current business intention and not legal obligation, it can sufficiently cover the expected payouts. If it occurs that the existing risk reserve fund is not sufficient to cover the total contingent liability that should be recognized, the Company may choose to top up the risk reserve fund and may recognize additional expenses to the extent that the contingent liability, which is capped at the new risk reserve cash balance, exceeds the stand-ready liability. If the Company’s review result is the expected payout is lower than the liability balance associated with risk reserve fund guarantee, no adjustment to the risk reserve fund balance is made and the stand-ready liability portion would be released upon settlement and expiration.

Operating Costs and Expenses, page 92

11.	Please tell us the breakdown of expenses between origination and servicing costs as disclosed on page 92.

In response to the Staff’s comment, the Company sets out below the breakdown of expenses between origination and servicing costs for the periods presented:

	For the Year Ended December 31,		For the Nine Months Ended September 30,
	2013	2014	2014	2015
	(in US$ thousands)
Origination and servicing expenses:
Credit assessment	782	1,694	1,269	1,189
Customer and system support	87	790	339	2,805
Third-party payment process services fee	112	1,003	590	5,110
Collection	8	54	29	341
Guarantee expense (1)	266	—	—	—

	1,255	3,541	2,227	9,445

(1)	Represents a one-time fee of US$266 thousand paid by the Company to Tian Da Xin An in August 2013 for its assumption of the obligation of the Company on the outstanding loan balances that were covered under the previous risk reserve fund model.

Securities and Exchange Commission

December 7, 2015

The Company respectfully advises the Staff that of the origination and servicing costs, the cost for credit assessment is associated with the Company’s loan facilitation services while the third-party payment process service fee and the costs for collection are associated with the post-origination services provided by the Company. When determining the best estimated selling price of its loan facilitation services, the Company takes into consideration the costs related to credit assessment, customer and system support as well as user acquisition that are accounted for under sales and marketing expenses. For avoidance of doubt, the Company has added more disclosure on page 92 of the Registration Statement to clarify this point.

Risk Reserve Fund, page 93

12.	With respect to the investor protection services in the form of a risk reserve fund provided prior to August 2013 and for the guarantee arrangement from August 2013 to December 2014, please tell us and revise to describe in detail your contractual legal obligation for repayment of defaulted loans.

Prior to August 2013, the Company offered investors an investor protection service in the form of a risk reserve fund, whereby the Company set aside a portion of the service fees it received in the risk reserve fund at the Company’s discretion. In the event that a loan defaults for more than fifteen days, the Company will use cash from the risk reserve fund to pay the loan principal and accrued interest to the investor. According to the lending service agreements with investors, the Company’s contractual obligation for repayment of defaulted loans is limited to the amount of cash the Company choses to set aside in the risk reserve fund.

In August 2013, the Company replaced the previous risk reserve fund with a guarantee arrangement. Under this arrangement, the Company worked with Tian Da Xin An (Beijing) Guarantee Co., Ltd. (“Tian Da Xin An”), a guarantee company affiliated with CreditEase, to provide investors with the option of purchasing the assurance that their principal and interest would be repaid in the event that their loans defaulted. Under the relevant loan facilitation agreements, the Company has no obligation to repay any defaulted loans; instead, the Company is authorized by investors to require Tian Da Xin An to perform its guarantee obligation in case of borrower defaults, and Tian Da Xin An as the guarantor of the corresponding borrower shall repay the outstanding principal and interests to the investors, as well as the transaction fees due to the Company.

Securities and Exchange Commission

December 7, 2015

In response to the Staff’s comment, the Company has revised the disclosures on pages 93 and 135 of the Registration Statement.

Critical Accounting Policies, Judgments and Estimates

Liabilities from Risk Reserve Fund Service, page 97

13.	You disclose here and on page F-39 that at inception of each loan you recognize a stand ready liability at the fair value of the risk reserve fund service, and that the liability will be reduced through expiry or performance. You also disclose that on a portfolio basis, if the contingent liability exceeds the stand-ready liability, any excess will be recognized as an expense. Please address the following:

•	Explain why the unit of account for the stand-ready liability (i.e. loan-by-loan basis) is different from the contingent liability;

The Company respectfully advises the Staff that the unit of accounting for the risk reserve fund is each individual guarantee but that the Company groups homogenous pools of loans in determining the fair value of the risk reserve fund.

When recording the contingent liability, because no individual guarantee is material, the Company applies ASC 450 to determine the amount of the loss incurred on a portfolio basis. And the Company recognizes an expense only when the aggregated contingent liability required to be recognized under ASC 450-20-25 exceeds the risk reserve fund liability balance.

According to Deloitte interpretive guidance 460-10-35 (Q&A 02) Subsequent Accounting for Guarantees: the Interaction Between ASC 460 and ASC 450, after the establishment of the stand-ready liability at inception of a guarantee, there are two possible methods of determining the amount of an ASC 450-20 liability (“contingent liability”) to record, incremental recognition or gross recognition.

Securities and Exchange Commission

December 7, 2015

Under the incremental recognition method, an entity would record a separate contingent liability only when the entire estimated ASC 450-20 amount exceeds the unamortized ASC 460 liability (“stand-ready liability”). The contingent liability equals the excess of the entire estimated probable obligation over (1) the unamortized stand-ready liability or (2) the expected unamortized stand-ready liability at the time of the expected payment.

Under the gross recognition method, after the initial recognition and measurement of the guarantee, an entity would record a separate contingent liability for the entire amount of the estimated probable obligation. The entity would continue to amortize the stand-ready liability in accordance with its established policy until the entity is released from its obligation to stand ready.

The Company choses to use the incremental recognition method, and therefore would record a separate contingent liability only when the entire estimated contingent liability exceeds the unamortized stand ready liability.

•	Clarify whether the recorded fair value of the liability associated with the risk reserve fund contemplates measurement of both the obligation to stand ready as well as the contingent obligation to make future payments as discussed in ASC 460-10-25-2; and

The Company respectfully advises the Staff that in estimating the fair value of the liability associated with the risk reserve fund, the Company considered both the obligation to stand ready as well as the contingent obligation to make future payments. Also in estimating the fair value, the Company incorporates a profit margin which takes into account the uncertainty that may arise.

At the inception of each loan, the recorded fair value of the liability associated with the risk reserve fund represents the non-contingent obligation to stand ready to perform over the term of the risk reserve fund guarantee. There is no contingent obligation at the inception of each loan. If the Company believes it is probable that a borrower would not make repayments at inception of the loan, it would not facilitate that loan at all.

Securities and Exchange Commission

December 7, 2015

•	Clarify the disclosure on subsequent measurement and when you recognize an expense. For example, indicate whether you recognize an expense only when the Company is required to recognize a liability under ASC 450-20-25 that exceeds the fair value of the guarantee obligation (i.e., not just the stand-ready obligation).

The Company recognizes an expense only when the aggregated contingent liability required to be recognized under ASC 450-20-25 exceeds the risk reserve fund liability balance. The contingent liability is capped by the actual risk reserve fund set aside. In response to the Staff’s comment, the Company has revised the disclosure on page F-40 of the Registration Statement.

Fair Value of Risk Reserve Fund, page 98

14.	We note your disclosure that you estimate your expected risk reserve payouts based on historical charge-offs , the payout ratio you commit to in your agreements with investors, collection rates on the underlying loans, as well as the current and expected balance of the risk reserve fund. Please refer us to the relevant section of the investor agreement that describes this payout ratio and revise your disclosure to define the ratio.

The Company respectfully refers the Staff to Section 2.4 of the risk reserve fund service agreement, which is attached here in Annex A to this response letter, for the provisions related to payout ratio even though the term “payout ratio” is not specifically defined under that agreement. Pursuant to Section 2.4, if the risk reserve fund balance is sufficient to cover all payouts, the Company will repay the entire outstanding principal plus accrued interest by using cash from the risk reserve fund, and the Company reserves the right to interpret the rules for raising and utilizing the risk reserve fund. The Company currently allows investors to fully recover their outstanding principal and accrued interest in the event of loan default. In other words, the current payout ratio is 100%. However, as the industry continues to evolve and becomes more sophisticated and the Company’s business develops, the Company may revisit its policy or the terms on which it offers the risk reserve fund service such that investors may recover less than 100% of the outstanding principal and accrued interest of the defaulted loans.

In response to the Staff’s comment, the Company has added a definition of “payout ratio” on page 8 of the Registration Statement and revised the disclosure on page 98 to eliminate any potential misunderstanding that a specific payout ratio is committed by the Company in its agreements with investors.

Securities and Exchange Commission

December 7, 2015

Selected Quarterly Results of Operations, page 103

15.	We note your disclosure on page 105 that you expect a decrease in your net income margin in part due to an anticipated change in your revenue recognition policy associated with a newly established trust transaction. Please explain how the trust transaction caused a change in your revenue recognition policy and describe the change to your policy in detail.

As explained in the fourth paragraph of this letter, the Company is not able to provide a definitive accounting analysis and conclusion at this time, and the Company will do so in the future when it needs to report financial results for the fourth quarter of 2015. In response to the Staff’s comment, the Company has revised the disclosure on page 105 of the Registration Statement.

Borrower Acquisition, page 125

16.	Please define the acronym “API.”

In response to the Staff’s comment, the Company has revised the disclosure on page 125 of the Registration Statement to replace the acronym with the term “application programming interfaces.”

Risk Management Investor

Protection, page 135

17.	We note your disclosure on page 136 that you plan to place a two-year limit on the period during which an investor has the right to receive distributions from the risk reserve fund – if, after two years and 90 days, an investor has not recovered the full defaulted amount, then the investor will no longer have the right to receive pro rata repayment from the risk reserve fund. Please tell us the following:

•	Whether the terms of this two year limit will be explicitly disclosed in the agreement with the investor;

The Company respectfully advises the Staff that the following provision has been added to the Company’s risk reserve fund service agreement with investors under Section 2.4(4) to explicitly provide for the two-year limit:

“Limitation on Investors’ Right to Payments out of the Risk Reserve Fund: If Borrower defaults on the repayment of any installment of loan, Articles 2.2 and 2.3 shall apply. If the balance of the Risk Reserve Fund is not sufficient to repay all the defaulted principal and interest amount, and the default lasts for 90 consecutive days, Lender shall be entitled to receive payments of the remaining outstanding defaulted amount out of the risk reserve fund within a two-year period commencing on the 90th day following the default. In case of any discrepancy between this clause and other clauses hereunder, this clause shall prevail.”

Securities and Exchange Commission

December 7, 2015

•	When this 2 year limit is expected to be put into place; and

The Company respectfully advises the Staff that the abovementioned change has been put into place starting at the end of November 2015. The Company has revised the disclosure on page 136 of the Registration Statement to reflect the latest development.

•	A detailed discussion of the impact that this two year limit will have on your valuation of liabilities related to the risk reserve fund.

The Company respectfully advises the Staff that in light of the current risk reserve funding policy implemented by the Company, the two-year limit does not have any impact on the valuation of liabilities associated with the risk reserve fund.

The Company uses the discounted cash flow model to calculate the fair value of the stand-ready liability associated with the risk reserve fund. The payout ratio that the Company implements is one of the major assumptions used by the model. Under the Company’s current risk reserve funding policy which began to be implemented in the fourth quarter of 2015, the Company sets aside sufficient cash in the risk reserve fund to cover the expected payouts. In this circumstance, the two-year limit would not have any impact on the valuation of liabilities associated with the risk reserve fund. However, the Company reserves the right to adjust the amount of cash set aside in the risk reserve fund. When the balance of risk reserve fund is insufficient to cover payouts, the time limit imposed will only allow investors to have recourse on the risk reserve fund for a period of two years. In this circumstance, instead of making payouts until the investors are fully repaid, the Company will stop making payouts from the risk reserve fund by the end of the two-year period. As a result, the assumption of payout ratio will change, which will in turn reduce the fair value of the stand-ready liability associated with the risk reserve fund.

Securities and Exchange Commission

December 7, 2015

Management

Terms of Directors and Officers, page 159

18.	Please describe the material terms of the written agreement that sets forth the expiration date of the term of office of your directors and tell us what consideration you have given to filing the agreement as an exhibit to the registration statement.

The Company respectfully advises the Staff that the Company has entered into a written director agreement with each of the independent director appointees of the Company, including Messrs. Sam Hanhui Sun, Jingsheng Huang and Qing Li. The Company does not and has no plan to enter into any written director agreement with its non-independent directors. In response to the Staff’s comment, the Company has added disclosures relating to the written director agreements with its independent director appointees on page 160 of the Registration Statement and filed the form of the agreements as exhibit 10.14 to the Registration Statement.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements for the Years Ended December 31, 2013 and 2014

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-13

19.	We note your disclose on page F-14 that you charged investors a risk reserve fund service fee before August 2013 and such fee was recognized as revenue of the investor protection service. You also disclose that you have one multiple deliverable revenue arrangement and that you applied ASC 460 related to the risk reserve model. Please revise to clarify how the recognition of revenue for the risk reserve fund service fee charged from January to August 2013 is considered as part of the multiple element revenue recognition policy.

In response to the Staff’s comment, the Company has revised the disclosure on page F-14 of the Registration Statement.

Securities and Exchange Commission

December 7, 2015

Note 7. Related Party Balances and Transactions, page F-22

20.	We note your disclosure related to Tian Da Xin An’s assumption of the obligation of the Group on the outstanding loan balances that were covered under the previous risk reserve fund model. More specifically, we note your disclosure that pursuant to this agreement, the Group pays the investors the principal and interest on loans that default, and collects from Tian Da Xin An the associated unpaid transaction fee in accordance with the guarantee arrangement. Please revise to disclose the average collection time from Tian Da Xin An.

The Company respectfully advises the Staff that the amount due from Tian Da Xin An as of December 31, 2014 was settled in January 2015. In response to the Staff’s comment, the Company has revised the disclosure on page F-22 of the Registration Statement.

Unaudited Condensed Consolidated Balance Sheets, page F-31

21.	We note that you clearly disclose the liabilities that relate to the VIE on the face of your balance sheet, but not the assets that relate to the VIE. Please refer to ASC 810-10-50-14 and revise to disclose the carrying amount and classification of the VIE’s assets on the face of the balance sheet along with footnote disclosures that include qualitative information about the nature of any restrictions on those assets.

In response to the Staff’s comment, the Company has revised the disclosures on pages F-13 and F-37 of the Registration Statement to disclose the carrying amount and classification of the VIE’s assets and qualitative information about the nature of any restrictions on those assets. According to ASC 810-10-45-25, the VIE’s assets should be separately disclosed on the face of the statement of financial position if the assets can be used only to settle the obligations of the consolidated VIE. This, however, is inapplicable here because the consolidated VIE does not have any assets that are collateral for and can only be used to settle its obligations. Hence, the assets of the VIE are not separately presented on the face of the balance sheet.

Notes to the Unaudited Condensed Consolidated Financial Statements for the Six-Month Periods Ended June 30, 2014 and 2015

Note 2. Summary of Significant Accounting Policies

Revenue recognition – Cash incentives, page F-39

22.	We note your disclosure here and on pages 89 and 97 that to expand its market presence, the Group provides cash incentives to investors whose one-time investment exceeds certain amounts at the time of their investment. Please revise to disclose when this cash incentive program was put into place, along with a detailed discussion of the key terms and conditions of this cash incentive program. In addition, please provide us with the applicable sections of the investor agreement, or other applicable agreement(s), that describe this policy.

The Company respectfully advises the Staff that the cash incentive program is implemented by the Company on an ad hoc basis depending on market conditions. Each individual incentive program only lasts for a week or a few weeks. The first incentive program was launched in the first quarter of 2015. In each of the first, second and third quarters of 2015, the Company provided cash incentive of US$1.1 million, US$3.9 million and US$4.4 million, respectively. In response to the Staff’s comment, the Company has revised disclosure in page F-39 of the Registration Statement.

Securities and Exchange Commission

December 7, 2015

Additionally, the Company respectfully advises the Staff that the cash incentive program that the Company provides to investors is one of the Company’s marketing efforts to attract new investors or retain existing investors. It is not a contractual obligation of the Company and thus is not included in any of the Company’s agreements with investors.

A typical example of the cash incentive program is as follows:

During the promotion period for the Company’s three year anniversary, investors who make investments on the Company’s platform using the automated investing tool through mobile application are eligible to receive certain percentage of additional return in the form of cash when their accumulated investment reaches a certain amount, which is detailed as follows:

Accumulated investment	Award of additional expected annual return
RMB3,000 to RMB29,999	Plus 1%
RMB30,000 to RMB299,999	Plus 1.5%
RMB300,000 to RMB2,999,999	Plus 2%
Over RMB3,000,000	Plus 3%

For example, an investor who invested RMB30,000 through the Company’s mobile application would receive a one-time cash bonus in the amount of RMB450.

For investments made during the period from May 11 to June 11, 2015, the cash incentive was provided to the investors on or before June 26, 2105; for investments made during the period from June 12 to June 30, 2015 the cash incentive was provided to the investors on or before July 15, 2015.

Securities and Exchange Commission

December 7, 2015

Liabilities from risk reserve fund guarantee, page F-39

23.	We note your disclosure here and on page 98 that you track your stand-ready liability on a loan-by-loan basis to monitor the expiration of each individual loan and recognize the revenue on expiration. However, we also note your disclosure on page 17 that once a loan application is approved, you do not further monitor changes in the borrower’s specific credit profile. As it relates to the contingent portion of your guarantee liability, please tell us and revise to disclose, how you track and evaluate the credit behavior of the underlying loans on an on-going basis in order to appropriately measure your obligation in the absence of the subsequent monitoring of changes in borrowers credit profile. In addition, please explain the apparent inconsistency in this disclosure from page 17 with that on page 98 which indicates that in determining your contingent liability you perform ongoing, monthly assessments including that of qualitative factors such as borrower profile and behavior.

The Company respectfully advises the Staff that after the loan application is approved, the Company continues to monitor the borrower’s repayment behavior. The Company also sometimes makes phone calls to borrowers to check on their job status and ensure that their contact and address information are up to date. However, after the approval of a loan, the Company stops monitoring certain aspects of the borrower’s credit profile, such as changes in the borrower’s credit report or the borrower’s purchasing pattern with online merchants. In response to the Staff’s comment, the Company has revised disclosure on page 18 of the Registration Statement to clarify this point.

The Company believes that its on-going monitoring of borrower’s loan performance provides a reasonable basis to appropriately measure the contingent portion of the Company’s guarantee liability.

24.	We note your table on page F-40 depicting movement in the liability from the risk reserve fund guarantee during the nine months ended September 30, 2015. Please clarify for us why you recorded an additional $9,689 in provision for payouts upon default during the period. Also, please explain the difference from the line item labeled “release from the guarantee through expiry or performance” and that labeled “payment”. If there is no difference during the period, revise this table to show a reduction in the liability due to payment of a defaulted loan only once.

The Company respectfully advised the Staff that the Company recorded an additional US$9.7 million as provision for payouts upon default to show the payable as a result of borrowers’ default during the period. The line item labeled “release from the guarantee through expiry or performance” is the same as the line item labeled “payment,” as the payment is equal to the amount of release from guarantee through performance in this period. As the line item “Provision fee payouts upon default” and “Release from the guarantee through expiry or performance” are considered redundant, in response to the Staff’s comment, the Company has deleted the two line items and revised the disclosure on pages F-40 of the Registration Statement.

Securities and Exchange Commission

December 7, 2015

25.	We note your disclosure on page F-40 that, at September 30, 2015, the maximum potential undiscounted future payment the Group would be required to make was $49,355, which takes into account the amount set aside by the Group in the restricted cash balance of the risk reserve fund. Please confirm, if true, that this amount represents the total expected losses for all loans that the Group could be required to make. Alternatively, if this amount does not represent the total expected losses, please revise to disclose that amount.

The Company respectfully advised the Staff that the previously disclosed US$49.4 million was the restricted cash balance of the risk reserve fund as of September 30, 2015. As of September 30, 2015, the total expected losses for all loans that the Company could be required to make is US$59.7 million based on the Company’s projection. In response to the Staff’s comment, the Company has revised the disclosure on pages F-40 of the Registration Statement.

26.	We note your disclosure on page F-40 that your short-term investments include held-to-maturity securities comprising of term deposits and debt securities placed with banks. We also note in the Consolidated Statement of Cash Flows on page F-35 you refer to these investment securities as “classified as receivables”. Please provide us with a breakdown of your short-term investments account and explain why you do not include the disclosures under ASC 320-10-50, ASC 820-10-50 and ASC 825-10-50.

The Company respectfully advised the Staff that the Company holds two investments in financial management products issued by banks to the general public. The breakdown of the short-term investments balance was as follows as of September 30, 2015:

Name of the Financial Product	Investment Term	Maturity Date	Investment Type	Amortized cost balance (USD 000’)
XinJiaXin 16 RMB financial product	90 days	October 22, 2015	Floating interest rate invested in bank deposits, money market fund, bond, trust, and derivatives	7,865
BTA 84 days asset management product	84 days	December 7, 2015	Floating interest rate invested in money market fund, bond, and derivatives	4,719

Total				12,584

In response to the Staff’s comment, the Company has revised the disclosure on pages F-47 and F-48 of the Registration Statement.

Securities and Exchange Commission

December 7, 2015

Note 10. Subsequent Events, page F-47

27.	We note that in the fourth quarter of 2015, the Group revised its risk reserve funding policy of setting aside 6% of all loans facilitated through its marketplace to the current practice of both setting aside 6% of all loans and monitoring the balance of the risk reserve fund on a monthly basis and adjusting the account balance on a quarterly basis by contributing an appropriate additional amount of cash, which may come from loans facilitated during the relevant period or from other sources of cash, into the risk reserve fund as needed to ensure that the balance is sufficient to cover expected payouts to investors. Please tell us, in detail, how this change impacts your valuation of the liability and provide us with the journal entries for the income statement impact, if any, when you deposit additional cash not related to any loan originations during the quarter to facilitate our understanding. Please also tell us if you have transferred any additional amounts of cash into the risk reserve fund to date or increased the 6% held for all loans and if so, the amount(s).

The Company respectfully advises the Staff that the change in the Company’s risk reserve funding policy will lead to a change in estimating the fair value of the risk reserve fund liability. Prior to the change, the expected future cash payout used in fair value estimation is capped by the risk reserve fund balance, regardless whether the projected future cash payout is higher than the risk reserve fund balance. After the change, the risk reserve fund cash balance is to be kept at a level that is sufficient to cover the projected payouts. As a result, starting from the fourth quarter of 2015, the risk reserve fund liability will be calculated based upon the expected future payouts adjusted for the time value of money and a mark-up for a profit margin.

Securities and Exchange Commission

December 7, 2015

If it occurs that the existing risk reserve fund is not sufficient to cover the total contingent liability that should be recognized, upon the deposit of additional cash into the risk reserve fund which is not related to any loan originations during the quarter, the Company will recognize additional expenses to the extent that the contingent liability exceeds the stand-ready liability.

The Company continuously tracks the changes in the contingent obligation related to the risk reserve fund of the existing loan portfolio. Based on the Company’s assessment, for loans that were originated before the change took place, the accumulated contingent liability was not in excess to the risk reserve fund liability as of September 30, 2015. As a result, no expense was recorded as a result of the increase in the cash set aside.

In the fourth quarter of 2015, the Company increased the amount set aside into the risk reserve fund for each loan from 6% to 7% for all newly facilitated loans. In addition, the Company monitors the balance of the risk reserve fund on a monthly basis, and adjust on a quarterly basis by putting an appropriate additional amount of cash from other sources into the risk reserve fund as needed to ensure, based on its current business intention but not the legal obligation, that it can sufficiently cover the expected payouts.

*            *             *

Securities and Exchange Commission

December 7, 2015

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com. Questions relating to accounting and auditing matters of the Company may also be directed to Elsie Zhou, partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP, by phone at +86 10 8520-7142 or via email at ezhou@deloitte.com.cn.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

Enclosures

cc:	Ning Tang, Executive Chairman, Yirendai Ltd.

Yu Cong, Chief Financial Officer, Yirendai Ltd.

Elsie Zhou, Deloitte Touche Tohmatsu Certified Public Accountants LLP

Chris Lin, Esq., Simpson Thacher & Bartlett LLP

Annex A – Excerpt From Risk Reserve Fund Service Agreement

…

2.4	Rules for paying Risk Reserve Fund

(1)	In the case that the current balance of the special account of Risk Reserve Fund is sufficient for paying all the principal and interests of that installment (each, a month) overdue on such Borrowers in respect of all Lenders applying this Risk Reserve Fund, such amount overdue on the Borrowers shall be paid to Party A from the special account of Risk Reserve Fund.

(2)	If the current balance of the special account of Risk Reserve Fund is less than the amount of the principal and interests of any installment that is overdue on the Borrowers in respect of all Lenders applying the Risk Reserve Fund, such balance shall be paid among the Lenders in proportion of the amount of the principal and interests overdue towards each of them to the total amount thereof; the amount remaining unpaid thereafter to each Lender for that installment will be carried forward to the next installment, and further payment shall be made from the special account of Risk Reserve Fund on the basis of aforesaid principle, and so on.

(3)	When any installment of loan payable is overdue for ninety (90) consecutive days, “the principal and interests overdue on Borrower” as referred to in Subsection 1) and 2) of this Article 2.4 shall include the balance of principal of the loan.

(4)	Limitation on Investors’ Right to Payments out of the Risk Reserve Fund: If Borrower defaults on the repayment of any installment of loan, Articles 2.2 and 2.3 shall apply. If the balance of the Risk Reserve Fund is not sufficient to repay all the defaulted principal and interest amount, and the default lasts for 90 consecutive days, Lender shall be entitled to receive payments of the remaining outstanding defaulted amount out of the risk reserve fund within a two-year period commencing on the 90th day following the default. In case of any discrepancy between this clause and other clauses hereunder, this clause shall prevail.

(5)	Lender hereby acknowledges that Heng Cheng reserves the right of final explanation on the rules for raising and utilizing the Risk Reserve Fund.

…